






Abercrombie & Fitch

TABLE OF CONTENTS

Chairman's Letter 6

Financial Summary 11

Management's Discussion and Analysis 12

Quantitive and Qualitive Disclosures About Market Risk 21

Consolidated Statements of Income 22

Consolidated Balance Sheets 23

Consolidated Statements of Shareholders' Equity 24

Consolidated Statements of Cash Flows 25

Notes to Consolidated Financial Statements 26

Report of Independent Auditors 36

Corporate Information 37

Executive Officers and Board of Directors 38





Although fiscal 2003 was a huge challenge for our organization, we once again achieved record sales and profit for the year. This past fourth quarter marked our 46th consecutive quarter of profit improvement.

Financial highlights during fiscal 2003 include sales of $1.708 billion, net income of $205 million and an operating margin of 19.4%. In addition, we repurchased a total of 4.4 million shares at a total cost of $115 million. Even with this large buyback expenditure, the opening of 107 new stores and a home office expansion, we continued to increase our cash balance, reaching over $500 million at year-end. Based on this level of financial strength, the Board of Directors approved the initiation of a $0.50 per share annual cash dividend. The Board of Directors and management of Abercrombie & Fitch are committed to increasing shareholder value, and the dividend confirms this focus while still enabling our company to pursue all of our planned growth initiatives.

I am proud to say we achieved these results without compromising the integrity of our brands. Enhancing our brands and increasing the bottom line have always been our primary focus and to exceed $200 million in net income for the year despite a tough sales trend reflects the strength of our business.

While we are pleased with our financial results, driving volume is our single biggest focus in fiscal 2004. We must however, achieve this goal in a manner that is consistent with the proper positioning of our brands. Our objective is to be the dominant aspirational brand for each of our targeted age groups and our focus must be on separating ourselves from the competition in terms of fashion and quality. In order to better differentiate our brands from the competition we have strengthened our design and merchandising groups. By adding depth to these areas of the business, I believe that we are better positioned to identify and interpret emerging fashion trends for each of our brands.

We also adjusted our marketing strategy during fiscal 2003. Going forward, we will reinforce our brand image through a variety of marketing and advertising vehicles. While our primary focus continues to be in-store, we have added lifestyle only direct mail and national magazine lifestyle advertising for the Abercrombie & Fitch brand. Our advertising will be young, fun, sexy and continue to represent aspirational college life.

We continued to grow our business rapidly in 2003, increasing square footage by 15%. We ended the year with 700 stores across all three brands. With 172 stores open at the end of fiscal 2003, and 600 to 800 store potential, Hollister Co. remains our primary growth vehicle. Hollister achieved a 7% comp store increase in fiscal 2003 and we expect Hollister to have another strong year in fiscal 2004.

A major reason we have sustained consistent earnings growth has been our ability to develop new lifestyle brands. Last year we announced development of a fourth lifestyle brand to support future growth. Although the details of this business remain largely confidential, this business will target an older customer than our current brands. We plan to open four test stores in August of this year with potentially two more over the balance of the year. We have a strong merchandise and design team currently in place and we are excited about the prospects for this business.

The future of our company has never been brighter. Our brands are strong and relevant and our business is well positioned for growth. Our company is very profitable with strong cash flow and a healthy balance sheet. I am confident that we will maintain our position as a leading specialty retailer by continuing to deliver solid results over the long term.



Michael S. Jeffries

Chairman and Chief Executive Officer


BERCROMB
AND FITCH


LOVE
PEACE



Abercrombie & Fitch

FINANCIAL SUMMARY

(Thousands except per share and per square foot amounts, ratios and store and associate data)

Fiscal Year	2003	2002	2001	2000*	1999
Summary of Operations					
Net Sales	$1,707,810	$1,595,757	$1,364,853	$1,237,604	$1,030,858
Gross Income	$ 717,398	$ 656,049	$ 558,034	$ 509,375	$ 450,383
Operating Income	$ 331,634	$ 312,617	$ 271,458	$ 253,652	$ 242,064
Operating Income as a Percentage of Net Sales	19.4%	19.6%	19.9%	20.5%	23.5%
Net Income	$ 205,102	$ 194,935	$ 168,672	$ 158,133	$ 149,604
Net Income as a Percentage of Net Sales	12.0%	12.2%	12.4%	12.8%	14.5%
Per Share Results (1)					
Net Income Per Basic Share	$ 2.12	$ 1.99	$ 1.70	$ 1.58	$ 1.45
Net Income Per Diluted Share	$ 2.06	$ 1.94	$ 1.65	$ 1.55	$ 1.39
Weighted Average Diluted Shares Outstanding	99,580	100,631	102,524	102,156	107,641
Other Financial Information					
Total Assets	$1,199,163	$1,023,048	$ 795,527	$ 607,793	$ 476,317
Return on Average Assets	18%	21%	24%	29%	38%
Capital Expenditures	$ 99,128	$ 92,976	$ 126,515	$ 153,481	$ 73,377
Long-Term Debt	–	–	–	–	–
Shareholders' Equity	$ 871,257	$ 749,527	$ 595,434	$ 422,700	$ 311,094
Return on Average Shareholders' Equity	25%	29%	33%	43%	60%
Comparable Store Sales Increase (Decrease)	(9%)	(5%)	(9%)	(7%)	10%
Retail Sales Per Average Gross Square Foot	$ 345	$ 379	$ 401	$ 474	$ 505
Stores and Associates at End of Year					
Total Number of Stores Open	700	597	491	354	250
Gross Square Feet	5,021,000	4,358,000	3,673,000	2,849,000	2,174,000
Number of Associates	30,200	22,000	16,700	13,900	11,300

**Fifty-three week fiscal year.*

(1) Per share amounts have been restated to reflect the two-for-one stock split on A&F's Class A Common Stock, distributed on June 15, 1999.

RESULTS OF OPERATIONS Net sales for the fourth quarter of the 2003 fiscal year were $560.4 million, an increase of 5% from $534.5 million for the fourth quarter of the 2002 fiscal year. Operating income for the fourth quarter fiscal 2003 was $154.3 million compared to $149.6 million in the 2002 fiscal year. Net income increased to $94.3 million in the fourth quarter of the 2003 fiscal year as compared to $92.8 million in the 2002 fiscal year. Net income per diluted share for the fourth quarter of the 2003 fiscal year was $.96, up 3% from $.93 in the 2002 fiscal year.

Net sales for the 2003 fiscal year were $1.7 billion, an increase of 7% over the 2002 fiscal year net sales of $1.6 billion. Operating income for the 2003 fiscal year increased 6% to $331.6 million from $312.6 million for the 2002 fiscal year. Net income per diluted share was $2.06 for the 2003 fiscal year compared to $1.94 in the 2002 fiscal year, an increase of 6%.

During the 2003 fiscal year, the Company continued its growth strategy by opening 19 Abercrombie & Fitch stores, 9 abercrombie stores and 79 Hollister stores, for a total of 107 stores. Sales productivity of these new store openings continues to be high. During the fourth quarter of the 2003 fiscal year, the new stores in all three concepts opened during the past 12 months averaged approximately the same sales per square foot as the existing store base.

The following data represent the Company's consolidated statements of income for the last three fiscal years, expressed as a percentage of net sales:

	2003	2002	2001
Net Sales	100.0%	100.0%	100.0%
Cost of Goods Sold, Occupancy and Buying Costs	58.0	58.9	59.1
Gross Income	42.0	41.1	40.9
General, Administrative and Store Operating Expenses	22.6	21.5	21.0
Operating Income	19.4	19.6	19.9
Interest Income, Net	(0.2)	(0.2)	(0.4)
Income Before Income Taxes	19.6	19.8	20.3
Provision for Income Taxes	7.6	7.6	7.9
Net Income	12.0	12.2	12.4

FINANCIAL SUMMARY The following summarized financial data compares the 2003 fiscal year to the comparable periods for 2002 and 2001:

	2003	2002	2001	% Change 2002-2003	% Change 2001-2002
Net sales (millions)	$1,708	$1,596	$1,365	7%	17%
Decrease in comparable store sales	(9%)	(5%)	(9%)		
Retail sales increase attributable to new and remodeled stores, magazine, catalogue and Web sites	16%	22%	19%		
Retail sales per average gross square foot	$ 345	$ 379	$ 401	(9%)	(5%)
Retail sales per average store (thousands)	$2,494	$2,797	$3,095	(11%)	(10%)
Average store size at year-end (gross square feet)	7,173	7,300	7,480	(2%)	(2%)
Gross square feet at year-end (thousands)	5,021	4,358	3,673	15%	19%
Number of stores and gross square feet by concept:					
Abercrombie & Fitch:					
Stores at beginning of period	340	309	265		
Opened	19	33	45		
Closed	(2)	(2)	(1)		
Stores at end of period	357	340	309		
Gross square feet (thousands)	3,154	3,036	2,798		
abercrombie:					
Stores at beginning of period	164	148	84		
Opened	9	19	64		
Closed	(2)	(3)	–		
Stores at end of period	171	164	148		
Gross square feet (thousands)	753	727	662		
Hollister:					
Stores at beginning of period	93	34	5		
Opened	79	60	29		
Closed	–	(1)	–		
Stores at end of period	172	93	34		
Gross square feet (thousands)	1,114	595	213		

NET SALES: FOURTH QUARTER 2003 Net sales for the fourth quarter of the 2003 fiscal year were $560.4 million, up 5% over last year's fourth quarter net sales of $534.5 million. Comparable store sales, defined as sales in stores that have been open for at least one year, decreased 11% for the quarter.

By merchandise concept, comparable store sales ("comps") for the quarter were as follows: Abercrombie & Fitch's comps declined 14% with mens comps declining in the low twenties and womens declining by a high-single digit percentage. In abercrombie, the kids' business, comps decreased 7% with girls achieving a low-single digit positive comp increase and boys comps declining in the low twenties. In Hollister, comps were flat when compared to last year for the quarter. Hollister girls comps were a positive low-single digit for the fourth quarter, while guys comps were a negative mid-single digit.

On a regional basis, comp store results across all three concepts were strongest along the East Coast and in the West and weakest in the Midwest. Stores located in Florida, Southern California and the New York metropolitan area had the best comp performance.

From a promotional standpoint, the Company used direct mail promotions during the fourth quarter of the 2003 fiscal year to drive business between Thanksgiving and Christmas, but did not anniversary the 2002 fourth quarter issuance of a bounce-back coupon. Also, the Company did not repeat a 15% -off bag stuffer coupon that impacted late December and January business in fiscal 2002. Overall, the Company sought to have a less promotional look to the stores in the 2003 fiscal year.

From a merchandising standpoint, womens continued to outperform mens. In Abercrombie & Fitch, womens had strong comp store increases in the fourth quarter in knits, fleece and skirts. Weak classifications included woven shirts and outerwear. The men's business continued to be difficult. However, graphic t-shirts and woven shirts were classifications that had comp increases while the sweater and outerwear classifications had significant decreases.

In the kids' business, for the quarter, knits, sweats and pants had strong comp store increases in girls, which were somewhat offset by weak business in sweaters, shirts, outerwear and gymwear. Boys graphic tees, woven shirts and accessories had comp increases, but these increases were not sufficient to offset other weaker performing classifications.

In Hollister, girls also achieved stronger comps than guys. In girls, sweats, skirts, pants and denim had significant comp store increases during the quarter, while comps in the sweater and outerwear classifications declined. In guys, woven shirts, denim and sweats had positive comp store increases. However, the sweater, knit tops and outerwear classifications had significant declines.

Sales in the e-commerce business grew by over 42% during the fourth quarter of the 2003 fiscal year as compared to the same period during the 2002 fiscal year. The Company added a Hollister e-commerce business during back-to-school 2003. The direct to consumer business (which includes the Company's catalogue, the A&F Quarterly (a catalogue/magazine) and the Company's Web sites) accounted for 6.0% of net sales in the fourth quarter of the 2003 fiscal year as compared to 5.0% in the fourth quarter of fiscal 2002.

FISCAL 2003 Net sales for the 2003 fiscal year reached $1.7 billion, up 7% over the 2002 fiscal year. The sales increase was attributable to the net addition of 103 stores partially offset by a 9% comparable store sales decrease.

By merchandise concept, comps for the 2003 fiscal year were as follows: Abercrombie & Fitch's comps declined 11% with mens comps declining low twenties and womens comps declining mid-single digits. abercrombie comps declined 6% with girls achieving a mid-single digit positive comp store increase and boys a negative comp in the high teens. Overall, the women's and girls' businesses continued to increase in share of the total business and accounted for approximately 63% of the adult and kids' businesses in the 2003 fiscal year. Hollister comps for the 2003 fiscal year were a positive 7%, with girls comps positive in low double digits and guys slightly negative.

During the year, Hollister continued to gain in productivity relative to Abercrombie & Fitch. For the 2003 fiscal year, sales per square foot in Hollister stores were approximately 113% of the sales per square foot of Abercrombie & Fitch stores in the same malls.

For the 2003 fiscal year, e-commerce sales grew by approximately 39% compared to the 2002 fiscal year. The Company's catalogue, the A&F Quarterly, and the Company's Web sites represented 5.3% of net sales for the 2003 fiscal year compared to 4.7% in the 2002 fiscal year.

CURRENT TRENDS AND OUTLOOK The Company experienced double digit comp store increases each year from the 1996 fiscal year to the 1999 fiscal year, reaching sales per gross square foot of $505 in fiscal 1999, a level significantly higher than most of its competitors. The Company believes that the comp store decreases since then reflect both a difficult retail environment and a normalization of the Company's sales per square foot relative to its competition. The Company achieved positive comp store increases in January and February 2004 and is encouraged by this improvement in trend. Although the Company is confident that comps will improve in the future, due to the uncertain competitive and economic environment, it cannot predict whether this will occur in the 2004 fiscal year or any subsequent year.

Driving top line revenue will be the Company's priority in the 2004 fiscal year and the Company has made a number of organizational changes intended to strengthen the design and merchandising groups. Additionally, changes have been made in the Company's marketing strategies. The A&F Quarterly has been discontinued and the Company plans to use a variety of marketing vehicles (including lifestyle only direct mail and national magazine advertising) in the future. In addition to emphasizing top line growth, management will focus on strong operational controls which have been an important factor in the Company's success.

FOURTH QUARTER 2002 Net sales for the fourth quarter of the 2002 fiscal year were $534.5 million, up 15% over 2001's fourth quarter net sales of $466.6 million. Comparable store sales decreased 4% for the quarter.

By merchandise concept, comps for the quarter were as follows: Abercrombie & Fitch's comps declined 5%, with womens achieving positive low-single digit comps and mens a mid-teen negative comp. Comps for abercrombie declined 4%, with girls achieving a high-single digit positive comp during the quarter and boys a negative high-teen comp. Comps in Hollister were a positive 16%, with girls achieving low twenties positive comps and guys a high- single digit positive comp. By region, comps were strongest in the West and weakest in the Midwest.

Given continued uncertainty in the economy, the Company entered the fourth quarter of the 2002 fiscal year with an approach designed to protect both the bottom line and the aspirational quality of the brands. The Company continued to strategically use direct mail and bounce-back promotions, but, overall, a much less aggressive approach to promotions was undertaken as compared to the 2001 fiscal year.

The pre-Christmas selling environment was very challenging and, as expected, comps were negative for the fourth quarter prior to Christmas. Comps improved significantly after Christmas, resulting in a flat comp for December 2002. January 2003 comps were positive 3%, which reflected strong sales of winter clearance, and positive results from the initial Spring assortment.

From a merchandising standpoint, womens continued to outperform mens. Key classifications in womens during the quarter included woven shirts, knit tops, outerwear, pants, sweats and underwear. Mens continued to be difficult and there remained no solid trend industry-wide. Knit tops and woven shirts performed well during the quarter.

As for the kids' business, knit tops, sweats, woven tops, pants and outerwear performed very well in girls. In boys, denim and sweats performed best. As in the adult men's business, boys continued to be difficult.

In Hollister, girls continued to be more significant than guys, representing approximately 65% of the overall business. For the quarter, the best performing girls classifications were woven shirts, knit tops, sweats, skirts and denim. In guys, denim, knit tops, graphic t-shirts, sweatshirts and accessories performed best.

Sales in the e-commerce business grew by over 25% during the fourth quarter of the 2002 fiscal year as compared to the fourth quarter of the 2001 fiscal year. The direct to consumer business (which includes the Company's catalogue, the A&F Quarterly and the Company's Web sites) accounted for 5.0% of net sales in the fourth quarter of the 2002 fiscal year as compared to 4.5% in the 2001 fiscal year.

FISCAL 2002 Net sales for the 2002 fiscal year reached $1.6 billion, up 17% over the 2001 fiscal year. The sales increase was attributable to the net addition of 106 stores offset by a 5% comparable store sales decrease.

By merchandise concept, Abercrombie & Fitch comps declined 6%, abercrombie comps declined 4% and Hollister comps increased 10%. The decline in comps was primarily due to the weak performance in both mens and boys. Mens comps decreased in low-double digits for the 2002 fiscal year while boys comps decreased in the mid-teens. Overall, the women's and girls' businesses continued to increase in share of the total business and accounted for approximately 57% of the adult and kids' businesses in the 2002 fiscal year. For the year, womens comps were negative low-single digits while girls comps were positive mid-single digits.

Hollister continued to perform well. For the 2002 fiscal year, sales per square foot in Hollister stores were approximately 86% of the sales per square foot of Abercrombie & Fitch stores in the same malls.

The Company's catalogue, the A&F Quarterly and the Company's Web sites represented 4.7% of the 2002 fiscal year net sales compared to 4.2% in the 2001 fiscal year.

GROSS INCOME The Company's gross income may not be comparable to those of other retailers since all significant costs related to the Company's distribution network, excluding direct shipping costs related to the e-commerce and catalogue sales, are included in general, administrative and store operating expenses (see "General, Administrative and Store Operating Expenses" section below).

FOURTH QUARTER 2003 Gross income for the fourth quarter of the 2003 fiscal year was $261.0 million compared to $243.0 million in the 2002 fiscal year. The gross income rate (gross income divided by net sales) for the fourth quarter of the 2003 fiscal year was 46.6%, up 110 basis points from last year's rate of 45.5%. The increase in gross income rate resulted largely from an increase in initial markup (IMU), partially offset by a higher markdown rate and an increase in buying and occupancy costs as a percent of net sales.

Continued progress in sourcing efficiency has been an important factor in improving IMU and profit. The Company continued to make progress increasing IMU in the Hollister and abercrombie business, where IMU improved over 400 basis points versus the fourth quarter of the 2002 fiscal year for both concepts. All three concepts are operating at very similar margins, both in IMU and merchandise margin.

The increase in buying and occupancy costs, as a percent of net sales, reflected the inability to leverage fixed costs, such as rent, depreciation and other real estate related charges, with a comp store decrease.

The markdown rate, as a percentage of net sales, exceeded last year for the quarter due to the weaker than expected pre-Christmas business resulting in aggressive markdowns in the back half of January.

The Company conservatively managed its inventory and despite negative comps ended the fourth quarter of the 2003 fiscal year with inventories, at cost, up 3% per gross square foot versus the fourth quarter of the 2002 fiscal year.

FISCAL 2003 For the 2003 fiscal year, gross income increased to $717.4 million from $656.0 million in the 2002 fiscal year. The gross income rate in the 2003 fiscal year was 42.0% versus 41.1% in the 2002 fiscal year. The increase was driven by improvements in IMU that were partially offset by increased buying and occupancy costs as a percentage of net sales.

Buying and occupancy costs increased over last year, as a percentage of net sales, due to the inability to leverage fixed expenses with lower sales volume per average store.

FOURTH QUARTER 2002 Gross income for the fourth quarter of the 2002 fiscal year was $243.0 million compared to $208.5 million in the same period in the 2001 fiscal year. The gross income rate for the fourth quarter of the 2002 fiscal year was 45.5%, up 80 basis points from the 2001 fiscal year rate of 44.7%. The increase in the gross income rate resulted largely from an increase in IMU, partially offset by an increase in buying and occupancy costs, as a percent of net sales.

Continued progress in sourcing was an important factor in improving IMU in all three concepts. The Company continued to make progress increasing IMU in Hollister, where IMU improved over 700 basis points in the fourth quarter of the 2002 fiscal year versus the fourth quarter of the 2001 fiscal year. Additionally, the Company's less aggressive approach to promotions during the fourth quarter of the 2002 fiscal year resulted in selling at higher average retail prices compared to the fourth quarter of the 2001 fiscal year.

The increase in buying and occupancy costs, as a percent of net sales, reflected the inability to leverage fixed costs, such as rent, depreciation and other real estate related charges, with a comp store decrease.

The Company ended the fourth quarter of the 2002 fiscal year with inventories, at cost, up 12% per gross square foot versus the fourth quarter of the 2001 fiscal year.

FISCAL 2002 Gross income for the 2002 fiscal year was $656.0 million compared to $558.0 million in the 2001 fiscal year. The gross income rate was 41.1% in the 2002 fiscal year versus 40.9% in the 2001 fiscal year. The increase was driven by improvements in IMU that were almost fully offset by increased buying and occupancy costs, as a percentage of net sales.

Gross income was also protected as a result of strong inventory management through most of the first half of the 2002 fiscal year.

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES: FOURTH QUARTER 2003 General, administrative and store operating expenses during fourth quarter of the 2003 fiscal year were $106.7 million compared to $93.4 million during the same period in the 2002 fiscal year. The fourth quarter of the 2003 fiscal year general, administrative and store operating expense rate (general, administrative and store operating expenses divided by net sales) was 19.0% compared to 17.5% in the fourth quarter of the 2002 fiscal year. The increase in rate versus the 2002 fiscal year reflects a loss of leverage due to the double-digit drop in comps partially offset by lower bonuses and efficiencies in store operations, distribution center operations and the direct to consumer business.

During the fourth quarter of the 2003 fiscal year, store payroll hours were reduced by 2% per average Abercrombie & Fitch adult store and wages, in all three concepts, were held relatively flat. Store hours are managed on a weekly basis in order to match hours with sales volume. Overall, store expenses grew at approximately the same rate as the Company's square footage growth during the fourth quarter.

The distribution center achieved record level productivity during the fourth quarter of the 2003 fiscal year. Productivity, as measured in units processed per labor hour, was 18% higher than the fourth quarter of the 2002 fiscal year. This increase was on top of a 39% increase last year and a 50% increase two years ago.

Costs related to the distribution center, excluding direct shipping costs related to the e-commerce and catalogue sales, included in general, administrative and store operating expenses were $5.5 million for the fourth quarter of the 2003 fiscal year compared to $4.9 million for the fourth quarter of the 2002 fiscal year.

FISCAL 2003 Full year general, administrative and store operating expenses were $385.8 million in the 2003 fiscal year versus $343.4 million in the 2002 fiscal year. The general, administrative and store operating expense rate in the 2003 fiscal year was 22.6% versus 21.5% in the 2002 fiscal year. The increased rate in the 2003 fiscal year resulted primarily from a drop comps that could not be offset by lower variable expenses per average store. In addition, legal expense increased in the 2003 fiscal year compared to the 2002 fiscal year as the Company reserved expected defense costs for pending litigation. Partially offsetting these costs were improvements in distribution center productivity, reduced expenses per order in the direct to consumer business and reduced marketing expenses, as a percentage of net sales, due to savings from fewer direct mail campaigns in the 2003 fiscal year. Productivity at the distribution center, as measured in units processed per labor hour, was 31% higher during the 2003 fiscal year than during the 2002 fiscal year.

Costs related to the distribution center, excluding direct shipping costs related to the e-commerce and catalogue sales, included in general, administrative and store operating expenses were $19.3 million in the 2003 fiscal year compared to $19.9 million in the 2002 fiscal year.

FOURTH QUARTER 2002 For the fourth quarter of the 2002 fiscal year, general, administrative and store operating expenses were $93.4 million compared to $79.9 million in fourth quarter of the 2001 fiscal year. The general, administrative and store operating expense rate was 17.5% compared to 17.1% in the same period the prior year. The increase in rate versus the 2001 fiscal year resulted primarily from an increase in home office expenses, largely due to higher bonuses resulting from improved financial performance.

During the fourth quarter of the 2002 fiscal year, store payroll hours were reduced by 9% per average Abercrombie & Fitch adult store and 3% per average kids store. The control of payroll hours helped mitigate the effect of negative comps on the store operating expense rate.

Efficiencies were also recognized in the distribution center and in the direct to consumer business. Productivity, as measured in units processed per labor hour, was 39% higher during the fourth quarter of the 2002 fiscal year than the fourth quarter of the 2001 fiscal year. For the quarter, more units were processed than the comparable period in the 2001 fiscal year with 20% fewer labor hours.

Costs related to the distribution center, excluding direct shipping costs related to the e-commerce and catalogue sales, included in general, administrative and store operating expenses were $4.9 million for the fourth quarter of the 2002 fiscal year compared to $4.9 million for the fourth quarter of the 2001 fiscal year.

FISCAL 2002 The general, administrative and store operating expenses for the 2002 fiscal year were $343.4 million compared to $286.6 million in the 2001 fiscal year. The full year general, administrative and store operating expense rate in the 2002 fiscal year was 21.5% versus 21.0% in the 2001 fiscal year. The 2002 fiscal year rate increase resulted from an increase in store expenses, as a percentage of sales, due to the inability to leverage fixed costs on a comp store sales decrease, as well as higher legal and incentive compensation expenses. Productivity at the distribution center, as measured in units processed per labor hour, was 46% higher during the 2002 fiscal year than during the 2001 fiscal year.

Costs related to the distribution center, excluding direct shipping costs related to the e-commerce and catalogue sales, included in general, administrative and store operating expenses were $19.9 million in the 2002 fiscal year versus $19.5 million the 2001 fiscal year.

OPERATING INCOME: FOURTH QUARTER 2003 Operating income for the fourth quarter of the 2003 fiscal year increased to $154.3 million from $149.6 million in the 2002 fiscal year fourth quarter. The operating income rate (operating income divided by net sales) was 27.5% for the fourth quarter of the 2003 fiscal year compared to 28.0% for the fourth quarter of the 2002 fiscal year. Higher general, administrative and store operating expenses, expressed as a percentage of net sales, reduced the operating income rate in the current year's fourth quarter. This decline was partially offset by higher merchandise margins during the quarter.

FISCAL 2003 For the 2003 fiscal year, operating income was $331.6 million compared to $312.6 million for the 2002 fiscal year. The operating income rate for the 2003 fiscal year was 19.4% versus 19.6% in the 2002 fiscal year. The decline was attributable to a higher general, administrative and store operating expense rate due to the inability to leverage fixed costs on a comp store decrease. The increased expense rate was partially offset by a gross income rate increase.

FOURTH QUARTER 2002 AND FISCAL 2002 Operating income for the fourth quarter of the 2002 fiscal year increased to $149.6 million from $128.6 million during the same period in the 2001 fiscal year. The operating income rate was 28.0% for the fourth quarter of the 2002 fiscal year compared to 27.6% for the fourth quarter in the 2001 fiscal year. The increase in the operating income rate was due to a higher gross income rate partially offset by a higher general, administrative and store operating expense rate.

In the 2002 fiscal year, the operating income was $312.6 million compared to $271.5 million in the 2001 fiscal year. The operating income rates for same time periods were 19.6% versus 19.9%. The decline was attributable to a higher general, administrative and store operating expense rate due to the inability to leverage fixed costs on a comp store decrease. The increased expense rate was partially offset by a gross income rate increase.

INTEREST INCOME AND INCOME TAXES Fourth quarter and year-to-date net interest income for the 2003 fiscal year were $1.1 million and $3.7 million, respectively, as compared with net interest income of $1.3 million and $3.8 million, respectively, for the comparable periods in the 2002 fiscal year. The decline in the 2003 fiscal year fourth quarter net interest income was due to lower interest rates. The Company continued to invest in tax-free securities.

Fourth quarter and year-to-date net interest income were $1.3 million and $3.8 million, respectively, in the 2002 fiscal year as compared with net interest income of $1.2 million and $5.1 million, respectively, for the comparable periods in the 2001 fiscal year. The decrease in net interest income in the year-to-date period was a result of the Company's strategy, at the beginning of the 2002 fiscal year, to invest cash in tax-free securities due to the decline in short-term market interest rates. The investment in tax-free securities lowered the Company's effective tax rate. Previously, the Company primarily invested in the commercial paper market.

The effective tax rates for the fourth quarter and year-to-date periods of the 2003 fiscal year were 39.3% and 38.8%, respectively, as compared to 38.5% and 38.4%, respectively, for the comparable periods in the 2002 fiscal year.

FINANCIAL CONDITION Continued growth in net income and cash on hand has afforded the Company financial strength and flexibility. A more detailed discussion of liquidity, capital resources and capital requirements follows.

LIQUIDITY AND CAPITAL RESOURCES Cash provided by operating activities provides the resources to support operations, including projected growth, seasonal requirements and capital expenditures. Furthermore, the Company expects that cash from operating activities will fund the dividend announced in February 2004. The Board of Directors will review and approve the appropriateness of future dividend amounts. A summary of the Company's working capital (current assets less current liabilities) position and capitalization follows (in thousands):

	2003	2002	2001
Working capital	$472,653	$384,094	$241,616
Capitalization:			
Shareholders' equity	$871,257	$749,527	$595,434

The Company considers the following to be measures of liquidity and capital resources:

	2003	2002	2001
Current ratio (current assets divided by current liabilities)	2.69	2.57	2.48
Net cash provided by operating activities (in thousands)	$281,896	$293,146	$233,202

The decrease in cash provided by operating activities in the 2003 fiscal year from the 2002 fiscal year was primarily driven by an increase in inventories not offset by commensurate increases in net income, accounts payable and accrued expenses. Inventories increased from the net addition of 103 stores representing an increase of 663,000 gross square feet in 2003. Inventories at fiscal year-end were 3% higher on a gross square foot basis than at the end of the 2002 fiscal year.

The increase in cash from operating activities from the 2002 fiscal year from the 2001 fiscal year was primarily from increases in net income, accounts payable and accrued expenses, and income taxes payable. Accounts payable increased in the 2002 fiscal year due to both the increased level of inventory and timing of payments. Accrued expenses increased in the 2002 fiscal year primarily due to higher store expenses, consistent with the increase in store openings. The increase in income taxes payable was driven by higher pre-tax income and timing of payments.

The Company's operations are seasonal in nature and typically peak during the back-to-school and Christmas selling periods. Accordingly, cash requirements for inventory expenditures are highest during these periods.

Cash outflows during the 2003 fiscal year related to investing activities were primarily for capital expenditures (see the discussion in the "Capital Expenditures" section below) related to new stores (net of construction allowances) with approximately $35 million invested in the completion of the home office expansion, improvements in the distribution center and information technology expenditures for a new point-of-sale system. This system was completely rolled-out to all stores during the third quarter of the 2003 fiscal year.

Financing activities during the 2003, 2002 and 2001 fiscal years consisted primarily of the repurchase of 4,401,000 shares, 1,850,000 shares, and 600,000 shares, respectively, of A&F's Class A Common Stock pursuant to previously authorized stock repurchase programs.

The 2003 repurchase leaves 599,000 shares remaining as of January 31, 2004 of the 5,000,000 share repurchase authorized by the Board of Directors during its August 2002 Board meeting. In addition to stock repurchases, financing activities also consisted of stock option exercises, restricted stock issuances and overdrafts. These overdrafts are outstanding checks reclassified from cash to accounts payable.

Effective November 14, 2002, the Company entered into a new $250 million syndicated unsecured credit agreement (the "Credit Agreement"), which replaced both the then existing $150 million syndicated unsecured credit agreement and a $75 million trade letter of credit facility. Additional details regarding the Credit Agreement can be found in the Notes to Consolidated Financial Statements (see Note 8).

Letters of credit totaling approximately $42.8 million and $41.8 million were outstanding under the Credit Agreement at January 31, 2004 and February 1, 2003, respectively. No borrowings were outstanding under the Credit Agreement at January 31, 2004 or February 1, 2003.

The Company has standby letters of credit in the amount of $4.7 million that expire during the 2004 fiscal year but automatically renew for a period of one year. The beneficiary, a merchandise supplier, has the right to draw upon the standby letters of credit if the Company has authorized or filed a voluntary petition in bankruptcy. To date, the beneficiary has not drawn upon the standby letters of credit.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS The Company does not have any off-balance sheet arrangements or debt obligations. As of January 31, 2004, the Company's contractual obligations were as follows:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$1,002,720	$141,338	$278,417	$232,628	$350,337
Purchase Obligations and Other	$ 143,600	$143,600	–	–	–
Total	$1,146,320	$284,938	$278,417	$232,628	$350,337

The majority of the Company's contractual obligations are made up of operating leases for its stores (see Note 5 of the Notes to Consolidated Financial Statements). The purchase obligations and other category represents purchase orders for merchandise to be delivered during Spring 2004, preventive maintenance contracts for the 2004 fiscal year and letters of credit outstanding as of January 31, 2004 (see Note 8 of the Notes to Consolidated Financial Statements). The Company expects to fund all of these obligations with cash provided from operations.

STORES AND GROSS SQUARE FEET Store count and gross square footage by concept were as follows:

	January 31, 2004		February 1, 2003	
	Number of Stores	Gross Square Feet (millions)	Number of Stores	Gross Square Feet (millions)
Abercrombie & Fitch	357	3,154	340	3,036
abercrombie	171	753	164	727
Hollister	172	1,114	93	595
Total	700	5,021	597	4,358

CAPITAL EXPENDITURES Capital expenditures, net of construction allowances, totaled $99.1 million, $93.0 million and $126.5 million for the 2003, 2002 and 2001 fiscal years, respectively. Additionally, the non-cash accrual for construction in progress increased $18.6 million in the 2003 fiscal year, decreased $12.7 million in the 2002 fiscal year and increased $1.0 million the 2001 fiscal year. Capital expenditures in the 2003 fiscal year related primarily to new store construction. In addition, approximately $35.0 million of the total capital expenditures was invested in expansion of the home office, distribution center projects and a new point-of-sale system. Capital expenditures in the 2002 fiscal year related primarily to new store construction with approximately $20.0 million invested in information technology and distribution center projects. Capital expenditures in the 2001 fiscal year related primarily to new store construction. Approximately $17.0 million of the total capital expenditure in the 2001 fiscal year related to the construction of a new home office and distribution center. The office and distribution center were completed in the 2001 fiscal year.

The Company anticipates spending $110.0 million to $120.0 million in the 2004 fiscal year for capital expenditures, of which $85.0 million to $95.0 million will be for new/remodel store construction. The balance of the capital expenditures will primarily relate to home office and distribution center projects and other miscellaneous projects.

The Company intends to add approximately 745,000 gross square feet in the 2004 fiscal year, which will represent a 15% increase over year-end 2003. It is anticipated the increase will result from the addition of approximately 15 new Abercrombie & Fitch stores, 10 new abercrombie stores and 85 new Hollister stores. In addition, the Company recently announced plans for a new lifestyle brand that will target an older customer than its current brands. The Company expects to open four test stores in August 2004. Additionally, the Company plans to remodel 10 to 15 Abercrombie & Fitch stores.

The Company estimates that the average cost for leasehold improvements and furniture and fixtures for Abercrombie & Fitch stores opened during the 2004 fiscal year will approximate $550,000 per store, net of landlord allowances. In addition, initial inventory purchases are expected to average approximately $300,000 per store.

The Company estimates that the average cost for leasehold improvements and furniture and fixtures for abercrombie stores opened during the 2004 fiscal year will approximate $450,000 per store, net of landlord allowances. In addition, initial inventory purchases are expected to average approximately $115,000 per store.

The Company estimates that the average cost for leasehold improvements and furniture and fixtures for Hollister stores opened during the 2004 fiscal year will approximate $590,000 per store, net of landlord allowances. In addition, initial inventory purchases are expected to average approximately $215,000 per store.

The Company expects that substantially all future capital expenditures will be funded with cash from operations. In addition, the Company has $250 million available (less outstanding letters of credit) under its Credit Agreement to support operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

The Company's significant accounting policies can be found in the Notes to Consolidated Financial Statements (see Note 2). The Company believes that the following policies are most critical to the portrayal of the Company's financial condition and results of operations.

Revenue Recognition - The Company recognizes retail sales at the time the customer takes possession of the merchandise and purchases are paid for, primarily with either cash or credit card. Catalogue and e-commerce sales are recorded upon customer receipt of merchandise. Amounts relating to shipping and handling billed to customers in a sale transaction are classified as revenue and the direct shipping costs are classified as cost of goods sold. Employee discounts are classified as a reduction of revenue. The Company reserves for sales returns through estimates based on historical experience and various other assumptions that management believes to be reasonable.

Inventory Valuation - Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method. The retail method of inventory valuation is an averaging technique applied to different categories of inventory. At the Company, the averaging is determined at the stock keeping unit ("SKU") level by averaging all costs for each SKU. An initial markup is applied to inventory at cost in order to establish a cost-to-retail ratio. Permanent markdowns, when taken, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost-to-retail relationship. The use of the retail method and the recording of markdowns effectively values inventory at the lower of cost or market. The Company further reduces inventory by recording an additional markdown reserve using the retail carrying value of inventory from the season just passed. Markdowns on this carryover inventory represent estimated future anticipated selling price declines.

Additionally, as part of inventory valuation, an inventory shrinkage estimate is made each period that reduces the value of inventory for lost or stolen items. Inherent in the retail method calculation are certain significant judgments and estimates including, among others, initial markup, markdowns and shrinkage, which could significantly impact the ending inventory valuation at cost as well as the resulting gross margins. Management believes that this inventory valuation method is appropriate since it preserves the cost-to-retail relationship in ending inventory.

Property and Equipment - Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 30 years for buildings, 10 to 15 years for leasehold improvements and 3 to 10 years for other property and equipment. Beneficial leaseholds represent the present value of the excess of fair market rent over contractual rent of existing stores at the 1988 purchase of the Abercrombie & Fitch business by The Limited, Inc. (now known as Limited Brands, Inc., "The Limited") and are being amortized over the lives of the related leases. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income.

Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed at the store level at least annually for impairment or whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the evaluation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows.

Income Taxes - Income taxes are calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax law and published guidance with respect to applicability to the Company's operations. Significant examples of this concept include capitalization policies for various tangible and intangible costs, income and expense recognition and inventory valuation methods. No valuation allowance has been provided for deferred tax assets because management believes the full amount of the net deferred tax assets will be realized in the future. The effective tax rate utilized by the Company reflects management's judgment of the expected tax liabilities within the various taxing jurisdictions.

Contingencies - In the normal course of business, the Company must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management's judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process. However, the ultimate outcome of various legal issues could be different than management estimates, and adjustments may be required.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," was effective February 2, 2003 for the Company. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or the entity incurs a gain or loss upon settlement. Because costs associated with exiting leased properties at the end of lease terms are minimal, the adoption of SFAS No. 143 had no impact on the Company's results of operations or its financial position.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued in June 2002. SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with the exit and disposal activities, including restructuring activities, that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring.)" SFAS No. 146 also addresses accounting and reporting standards for costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement or an individual deferred compensation contract. SFAS No. 146 was effective for exit or disposal activities that were initiated after December 31, 2002. The Company adopted SFAS No. 146 in first quarter of the 2003 fiscal year and adoption did not have an impact on the Company's results of operations or its financial position.

SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure–an Amendment of FASB No. 123," was issued on December 31, 2002. Pursuant to this standard, companies that chose to adopt the accounting provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," were permitted to select from three transition methods (prospective, modified prospective and retroactive restatement). Companies that chose not to adopt the accounting provisions of SFAS No. 123 were affected by the new disclosure requirements of SFAS No. 148. The new interim disclosure provisions were effective for the first quarter of the 2003 fiscal year and have been adopted by the Company (see Note 2 of the Notes to Consolidated Financial Statements).

EITF Issue No. 03-08, "Accounting for Claims-Made Insurance and Retroactive Insurance Contracts by the Insured Entity," discusses the accounting implications of retroactive and prospective claims-made insurance policies. The consensus reached was that a claims-made insurance policy that contains no retroactive provisions should be accounted for on a prospective basis. However, if a claims-made insurance policy contains a retroactive provision, the retroactive and prospective provisions of the policy should be accounted for separately, if practicable; otherwise, the claims-made insurance policy should be accounted for entirely as a retroactive contract. This consensus was effective for new insurance contracts entered into beginning with the third quarter of the 2003 fiscal year. The Company has evaluated the impact of this issue and concluded that there was no effect on the consolidated financial statements.

EITF Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received From a Vendor." The issue provides accounting guidance on how a reseller should characterize consideration given by a vendor and when to recognize and how to measure that consideration in its income statement. EITF Issue No. 02-16 was effective for fiscal years beginning after December 15, 2002. The Company has evaluated the impact of this issue and concluded that there was no effect on the consolidated financial statements.

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The Company adopted FIN 45 at the beginning of the 2003 fiscal year. The adoption did not have an effect on the consolidated financial statements.

IMPACT OF INFLATION The Company's results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes that the effects of inflation, if any, on its results of operations and financial condition have been minor.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 A&F cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Annual Report or made by management of A&F involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," and similar expressions may identify forward-looking statements. The following factors, in addition to those included in the disclosure under the heading "RISK FACTORS" in "ITEM 1. BUSINESS" of A&F's Annual Report on Form 10-K for the fiscal year ended January 31, 2004, in some cases have affected and in the future could affect the Company's financial performance and could cause actual results for the 2004 fiscal year and beyond to differ materially from those expressed or implied in any of the forward-looking statements included in this Annual Report or otherwise made by management:

- changes in consumer spending and consumer preferences
- the effects of political and economic events and conditions domestically and in foreign jurisdictions in which the Company operates, including, but not limited to, acts of terrorism or war;
- the impact of competition and pricing;
- changes in weather patterns;
- postal rate increases and changes;
- paper and printing costs;
- market price of key raw materials;
- ability to source product from its global supplier base;
- political stability;
- currency and exchange risks and changes in existing or potential duties, tariffs or quotas;
- availability of suitable store locations at appropriate terms;
- ability to develop new merchandise; and
- ability to hire, train and retain associates.

Future economic and industry trends that could potentially impact revenue and profitability are difficult to predict. Therefore, there can be no assurance that the forward-looking statements included in this Annual Report will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other person, that the objectives of the Company will be achieved. The forward-looking statements herein are based on information presently available to the management of the Company. Except as may be required by applicable law, the Company assumes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. The Company maintains its cash equivalents in financial instruments with original maturities of 90 days or less. The Company also holds marketable securities with original maturities of less than one year. These financial instruments bear interest at fixed rates and are subject to interest rate risk through lost income should interest rates increase. The Company does not enter into financial instruments for trading purposes.

As of January 31, 2004, the Company had no long-term debt outstanding. Future borrowings would bear interest at negotiated rates and would be subject to interest rate risk. The Company does not believe that an adverse change in interest rates would have a material affect on the Company's financial condition.

CONSOLIDATED STATEMENTS OF INCOME

(Thousands except per share amounts)	2003	2002	2001
Net Sales	$1,707,810	$1,595,757	$1,364,853
Cost of Goods Sold, Occupancy and Buying Costs	990,412	939,708	806,819
Gross Income	717,398	656,049	558,034
General, Administrative and Store Operating Expenses	385,764	343,432	286,576
Operating Income	331,634	312,617	271,458
Interest Income, Net	(3,708)	(3,768)	(5,064)
Income Before Income Taxes	335,342	316,385	276,522
Provision for Income Taxes	130,240	121,450	107,850
Net Income	$ 205,102	$ 194,935	$ 168,672
Net Income Per Share:			
Basic	$ 2.12	$ 1.99	$ 1.70
Diluted	$ 2.06	$ 1.94	$ 1.65

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Net Sales ($ in Millions)


$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$1,031
$1,238
$1,365
$1,596
$1,708
1999
2000
2001
2002
2003

Net Income ($ in Millions)


$210
$190
$170
$150
$130
$110
$90
$70
$50
$30
$10
$150
$158
$169
$195
$205
1999
2000
2001
2002
2003

CONSOLIDATED BALANCE SHEETS

(Thousands)	January 31, 2004	February 1, 2003
Assets		
Current Assets		
Cash and Equivalents	$ 511,073	$ 420,063
Marketable Securities	10,000	10,000
Receivables	7,197	10,572
Inventories	170,703	143,306
Store Supplies	29,993	25,671
Other	23,689	19,770
Total Current Assets	752,655	629,382
Property and Equipment, Net	445,956	392,941
Other Assets	552	725
Total Assets	$1,199,163	$1,023,048

Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts Payable and Outstanding Checks	$ 91,364	$ 79,291
Accrued Expenses	138,232	119,526
Income Taxes Payable	50,406	46,471
Total Current Liabilities	280,002	245,288
Deferred Income Taxes	19,516	15,189
Other Long-Term Liabilities	28,388	13,044
Shareholders' Equity		
Common Stock – $.01 par value: 150,000,000 shares authorized, 94,607,499 and 97,268,877 shares outstanding at January 31, 2004 and February 1, 2003, respectively	1,033	1,033
Paid-In Capital	139,139	142,577
Retained Earnings	919,577	714,475
	1,059,749	858,085
Less: Treasury Stock, at Average Cost	(188,492)	(108,558)
Total Shareholders' Equity	871,257	749,527
Total Liabilities and Shareholders' Equity	$1,199,163	$1,023,048

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock				Treasury Stock		
(Thousands)	Shares Outstanding	Par Value	Paid-In Capital	Retained Earnings	Shares	At Average Cost	Total Shareholders' Equity
Balance, February 3, 2001	98,796	$1,033	$136,490	$350,868	4,504	$ (65,691)	$422,700
Purchase of Treasury Stock	(600)	–	–	–	600	(11,069)	(11,069)
Net Income	–	–	–	168,672	–	–	168,672
Tax Benefit from Exercise of Stock Options and Vesting of Restricted Stock	–	–	5,056	–	–	–	5,056
Stock Options, Restricted Stock and Other	677	–	(152)	–	(678)	10,227	10,075
Balance, February 2, 2002	98,873	$1,033	$141,394	$519,540	4,426	$ (66,533)	$595,434
Purchase of Treasury Stock	(1,850)	–	–	–	1,850	(42,691)	(42,691)
Net Income	–	–	–	194,935	–	–	194,935
Tax Benefit from Exercise of Stock Options and Vesting of Restricted Stock	–	–	164	–	–	–	164
Stock Options, Restricted Stock and Other	246	–	1,019	–	(245)	666	1,685
Balance, February 1, 2003	97,269	$1,033	$142,577	$714,475	6,031	$(108,558)	$749,527
Purchase of Treasury Stock	(4,401)	–	–	–	4,401	(115,670)	(115,670)
Net Income	–	–	–	205,102	–	–	205,102
Tax Benefit from Exercise of Stock Options and Vesting of Restricted Stock	–	–	9,505	–	–	–	9,505
Stock Options, Restricted Stock and Other	1,739	–	(12,943)	–	(1,740)	35,736	22,793
Balance, January 31, 2004	94,607	$1,033	$139,139	$919,577	8,692	$(188,492)	$871,257

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Shareholders' Equity ($ in Millions)


$900
$800
$700
$600
$500
$400
$300
$200
$100
$311
$423
$595
$750
$871
1999
2000
2001
2002
2003

Earnings Per Diluted Share


$2.20
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$1.39
$1.55
$1.65
$1.94
$2.06
1999
2000
2001
2002
2003

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands)	2003	2002	2001
Operating Activities			
Net Income	$205,102	$194,935	$168,672
Impact of Other Operating Activities on Cash Flows			
Depreciation and Amortization	66,604	56,925	41,155
Non-cash Charge for Deferred Compensation	5,310	2,295	3,936
Deferred Taxes	7,308	21,213	(3,849)
Non-cash Charge for Asset Impairment	–	1,251	–
Change in Assets and Liabilities			
Inventories	(27,397)	(34,430)	11,734
Accounts Payable and Accrued Expenses	5,761	40,964	5,659
Income Taxes	10,459	17,022	17,636
Other Assets and Liabilities	8,749	(7,029)	(11,741)
Net Cash Provided by Operating Activities	281,896	293,146	233,202
Investing Activities			
Capital Expenditures	(99,128)	(92,976)	(126,515)
Purchase of Marketable Securities	(10,000)	(10,000)	(71,220)
Proceeds from Maturities of Marketable Securities	10,000	71,220	–
Collection (Issuances) of Notes Receivable	–	4,954	(454)
Net Cash Used for Investing Activities	(99,128)	(26,802)	(198,189)
Financing Activities			
Change in Cash Overdraft	4,145	4,047	6,765
Purchase of Treasury Stock	(115,670)	(42,691)	(11,069)
Stock Option Excercises and Other	19,767	(282)	6,139
Net Cash Provided By (Used For) Financing Activities	(91,758)	(38,926)	1,835
Net Increase in Cash and Equivalents	91,010	227,418	36,848
Cash and Equivalents, Beginning of Year	420,063	192,645	155,797
Cash and Equivalents, End of Period	$511,073	$420,063	$192,645
Significant Non-cash Investing Activities			
Construction Allowance Receivables	$ 5,730	$ 8,778	$ 14,030
Accrual for Construction in Progress	$ 31,269	$ 12,680	$ 25,338

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION Abercrombie & Fitch Co. ("A&F"), through its wholly-owned subsidiaries (collectively, A&F and its wholly-owned subsidiaries are referred to as "Abercrombie & Fitch" or the "Company"), is a specialty retailer of high quality, casual apparel for men, women and kids with an active, youthful lifestyle. The business was established in 1892.

The accompanying consolidated financial statements include the historical financial statements of, and transactions applicable to, A&F and its wholly-owned subsidiaries and reflect the assets, liabilities, results of operations and cash flows on a historical cost basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of A&F and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 2003, 2002, and 2001 represent the fifty-two week periods ended January 31, 2004, February 1, 2003 and February 2, 2002, respectively.

CASH AND EQUIVALENTS Cash and equivalents include amounts on deposit with financial institutions and investments with original maturities of less than 90 days. Outstanding checks at year end are reclassified in the balance sheet from cash to accounts payable to be reflected as liabilities. At fiscal year end 2003 and 2002, the outstanding checks reclassified were $33.2 million and $29.0 million, respectively.

MARKETABLE SECURITIES All investments with original maturities of greater than 90 days are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company determines the appropriate classification at the time of purchase. At January 31, 2004, the Company held investments in marketable securities that were classified as held-to-maturity based on the Company's positive intent and ability to hold the securities to maturity. Primarily all securities held by the Company at January 31, 2004 were municipal debt securities that mature within one year and are stated at amortized cost that approximates market value.

INVENTORIES Inventories are principally valued at the lower of average cost or market, on a first-in-first-out basis, utilizing the retail method. An initial markup is applied to inventory at cost in order to establish a cost-to-retail ratio. Permanent markdowns, when taken, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost-to-retail relationship.

The fiscal year is comprised of two principal selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). The Company further reduces inventory at season end by recording an additional markdown reserve using the retail carrying value of inventory from the season just passed. Markdowns on this carryover inventory represent estimated future anticipated selling price declines. Additionally, inventory valuation at the end of the first and third quarters reflects adjustments for inventory markdowns for the total season. Further, as part of inventory valuation, inventory shrinkage estimates are made, based on historical trends, that reduce the inventory value for lost or stolen items.

The markdown reserve was $4.7 million and $6.8 million at January 31, 2004 and February 1, 2003, respectively. The shrink reserve was $3.3 million and $11.5 million at January 31, 2004 and February 1, 2003, respectively.

STORE SUPPLIES The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags and point-of-sale supplies are capitalized at the store opening date. Subsequent shipments are expensed except for new merchandise presentation programs, which are capitalized.

PROPERTY AND EQUIPMENT Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 30 years for buildings, 10 to 15 years for leasehold improvements and 3 to 10 years for other property and equipment. Beneficial leaseholds represent the present value of the excess of fair market rent over contractual rent of existing stores as of the 1988 purchase of the Abercrombie & Fitch business by The Limited, Inc. (now known as Limited Brands, Inc., "The Limited") and are being amortized over the lives of the related leases. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed at the store level at least annually for impairment or whenever events or changes in circumstances indicate that full recoverability of net assets through future cash flows is in question. Factors used in the evaluation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows.

INCOME TAXES Income taxes are calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

SHAREHOLDERS' EQUITY At January 31, 2004 and February 1, 2003, there were 150 million shares of $.01 par value Class A Common Stock authorized, of which 94.6 million and 97.3 million shares were outstanding at January 31, 2004 and February 1, 2003, respectively, and 106.4 million shares of $.01 par value Class B Common Stock authorized, none of which were outstanding at January 31, 2004 or February 1, 2003. In addition, 15 million shares of $.01 par value Preferred Stock were authorized, none of which have been issued. See Note 13 for information about Preferred Stock Purchase Rights.

Holders of Class A Common Stock generally have identical rights to holders of Class B Common Stock, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to three votes per share on all matters submitted to a vote of shareholders.

REVENUE RECOGNITION The Company recognizes retail sales at the time the customer takes possession of the merchandise and purchases are paid for, primarily with either cash or credit card. Catalogue and e-commerce sales are recorded upon customer receipt of merchandise. Amounts relating to shipping and handling billed to customers in a sale transaction are classified as revenue and the related direct shipping costs are classified as cost of goods sold. Employee discounts are classified as a reduction of revenue. The Company reserves for sales returns through estimates based on historical experience and various other assumptions that management believes to be reasonable.

COST OF GOODS SOLD, OCCUPANCY AND BUYING COSTS The following expenses are included as part of Cost of Goods Sold, Occupancy and Buying Costs: landed cost of merchandise, freight, payroll and related costs associated with merchandise procurement, inspection costs, store rents and other real estate costs, store asset depreciation, inventory shrink, and catalogue production and mailing costs.

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES General, Administrative and Store Operating Expenses include distribution center costs including receiving and warehouse costs, store payroll and expenses, home office payroll and expenses (not related to merchandise procurement) and advertising.

CATALOGUE AND ADVERTISING COSTS Costs related to the A&F Quarterly, a catalogue/magazine, primarily consist of catalogue production and mailing costs and are expensed as incurred as a component of "Cost of Goods Sold, Occupancy and Buying Costs." Advertising costs consist of in-store photographs and advertising in selected national publications and are expensed as part of "General, Administrative and Store Operating Expenses" when the photographs or publications first appear. Catalogue and advertising costs, which include photo shoot costs, amounted to $33.6 million in 2003, $33.4 million in 2002 and $30.7 million in 2001.

STORE PREOPENING EXPENSES Pre-opening expenses related to new store openings are charged to operations as incurred.

DESIGN AND DEVELOPMENT COSTS Costs to design and develop the Company's merchandise are expensed as incurred and are reflected as a component of "Cost of Goods Sold, Occupancy and Buying Costs."

FAIR VALUE OF FINANCIAL INSTRUMENTS The recorded values of current assets and current liabilities, including receivables, marketable securities and accounts payable, approximate fair value due to the short maturity and because the average interest rate approximates current market origination rates.

STOCK-BASED COMPENSATION The Company reports stock-based compensation through the disclosure-only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation– Transition and Disclosure–an Amendment of FASB No. 123," but elects to measure compensation expense using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for options has been recognized as all options are granted at fair market value at the grant date. The Company recognizes compensation expense related to restricted share awards. If compensation expense related to options had been determined based on the estimated fair value of options granted in 2003, 2002 and 2001, consistent with the methodology in SFAS No. 123, the pro forma effect on net income and net income per basic and diluted share would have been as follows:

(Thousands except per share amount)	2003	2002	2001
Net Income:			
As reported	$205,102	$194,935	$168,672
Stock-based compensation expense included in reported net income, net of tax	3,250	1,414	2,401
Stock-based compensation expense determined under fair value based method, net of tax[1]	(28,261)	(28,184)	(22,453)
Pro forma	$180,091	$168,165	$148,620
Basic net income per share:			
As reported	$2.12	$1.99	$1.70
Pro forma	$1.86	$1.71	$1.50
Diluted net income per share:			
As reported	$2.06	$1.94	$1.65
Pro forma	$1.83	$1.68	$1.48

(1) Includes stock-based compensation expense related to restricted share awards actually recognized in earnings in each period presented.

The weighted-average fair value of all options granted during the 2003, 2002 and 2001 fiscal years was $14.05, $12.07 and $14.96, respectively. The fair value of each option was estimated using the Black-Scholes option-pricing model, which was used to determine the pro forma results above. For purposes of the valuation, the following weighted-average assumptions were used: no expected dividends in the 2003, 2002 and 2001 fiscal years; price volatility of 64% in the 2003 fiscal year, 53% in the 2002 fiscal year and 54% in the 2001 fiscal year; risk-free interest rates of 2.5%, 4.3% and 4.7% in the 2003, 2002 and 2001 fiscal years, respectively; assumed forfeiture rates of 23% in the 2003 fiscal year and 15% in the 2002 and 2001 fiscal years; and vesting lives of 4 years in the 2003 and 2002 fiscal years and 5 years in the 2001 fiscal year.

EARNINGS PER SHARE Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share." Net income per basic share is computed based on the weighted-average number of outstanding shares of common stock. Net income per diluted share includes the weighted-average effect of dilutive stock options and restricted shares.

Weighted–Average Shares Outstanding (thousands):

	2003	2002	2001
Shares of Class A Common stock issued	103,300	103,300	103,300
Treasury shares	(6,467)	(5,129)	(4,198)
Basic shares	96,833	98,171	99,102
Dilutive effect of options and restricted shares	2,747	2,460	3,422
Diluted shares	99,580	100,631	102,524

Options to purchase 6,151,000, 9,218,000 and 5,630,000 shares of Class A Common Stock were outstanding at year-end 2003, 2002 and 2001, respectively, but were not included in the computation of net income per diluted share because the options' exercise prices were greater than the average market price of the underlying shares.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

RECLASSIFICATIONS Certain amounts have been reclassified to conform to current year presentation. The amounts reclassified did not have an effect on the Company's results of operations or shareholders' equity.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," was effective February 2, 2003 for the Company. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or the entity incurs a gain or loss upon settlement. Because costs associated with exiting leased properties at the end of lease terms are minimal, the adoption of SFAS No. 143 had no impact on the Company's results of operations or its financial position.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued in June 2002. SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with the exit and disposal activities, including restructuring activities, that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring.)" SFAS No. 146 also addresses accounting and reporting standards for costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement or an individual deferred compensation contract. SFAS No. 146 was effective for exit or disposal activities that were initiated after December 31, 2002. The Company adopted SFAS No. 146 in first quarter of the 2003 fiscal year and adoption did not have an impact on the Company's results of operations or its financial position.

SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure–an Amendment of FASB No. 123," was issued on December 31, 2002. Pursuant to this standard, companies that chose to adopt the accounting provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," were permitted to select from three transition methods (prospective, modified prospective and retroactive restatement). Companies that chose not to adopt the accounting provisions of SFAS No. 123 were affected by the new disclosure requirements of SFAS No. 148. The new interim disclosure provisions were effective for the first quarter of 2003 and have been adopted by the Company (see Note 2).

EITF Issue No. 03-08, "Accounting for Claims-Made Insurance and Retroactive Insurance Contracts by the Insured Entity," discusses the accounting implications of retroactive and prospective claims-made insurance policies. The consensus reached was that a claims-made insurance policy that contains no retroactive provisions should be accounted for on a prospective basis. However, if a claims-made insurance policy contains a retroactive provision, the retroactive and prospective provisions of the policy should be accounted for separately, if practicable; otherwise, the claims-made insurance policy should be accounted for entirely as a retroactive contract. This consensus was effective for new insurance contracts entered into beginning with the third quarter of fiscal 2003. The Company has evaluated the impact of this issue and concluded that there was no effect to the consolidated financial statements upon adoption.

EITF Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received From a Vendor." The issue provides accounting guidance on how a reseller should characterize consideration given by a vendor and when to recognize and how to measure that consideration in its income statement. EITF Issue No. 02-16 was effective for fiscal years beginning after December 15, 2002. The Company has evaluated the impact of this issue and concluded that there was no effect on the consolidated financial statements.

In November 2002, the Financial Accounting Standards Board ("FASB"), issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The Company adopted FIN 45 at the beginning of the 2003 fiscal year. The adoption did not have an effect on the consolidated financial statements.

4. PROPERTY AND EQUIPMENT Property and equipment, at cost, consisted of (thousands):

	2003	2002
Land	$ 15,985	$ 15,949
Building	110,726	92,680
Furniture, fixtures and equipment	469,135	394,276
Leasehold improvements	46,586	52,293
Construction in progress	27,901	23,095
Beneficial leaseholds	5,839	7,349
Total	$676,172	$585,642
Less: Accumulated depreciation and amortization	230,216	192,701
Property and equipment, net	$445,956	$392,941

5. LEASED FACILITIES AND COMMITMENTS Annual store rent is comprised of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

A summary of rent expense follows (thousands):

	2003	2002	2001
Store rent:			
Fixed minimum	$121,547	$105,751	$83,608
Contingent	5,194	4,886	4,897
Total store rent	$126,741	$110,637	$88,505
Buildings, equipment and other	1,219	1,133	1,566
Total rent expense	$127,960	$111,770	$90,071

At January 31, 2004, the Company was committed to noncancelable leases with remaining terms of one to thirteen years. These commitments include store leases with initial terms ranging primarily from ten to fifteen years. A summary of minimum rent commitments under noncancelable leases follows (thousands):

2004	$141,338	**2007**	122,478
2005	142,266	**2008**	110,150
2006	136,151	**Thereafter**	350,337

6. ACCRUED EXPENSES Accrued expenses consisted of the following (thousands):

	2003	2002
Accrual for construction in progress	$31,269	$12,680
Current portion of unredeemed gift card revenue	20,417	23,454
Rent and landlord charges	17,689	18,465
Compensation and benefits	14,589	15,857
Catalogue and advertising costs	14,183	9,701
Legal	9,248	5,136
Store accruals	6,671	10,773
Other	24,166	23,460
Total	$138,232	$119,526

7. INCOME TAXES The provision for income taxes consisted of (thousands):

	2003	2002	2001
Currently payable:			
Federal	$101,692	$ 88,238	$ 79,691
State	18,248	13,865	15,002
	$119,940	$102,103	$ 94,693
Deferred:			
Federal	$ 8,748	$ 16,727	$ 11,133
State	1,552	2,620	2,024
	$ 10,300	$ 19,347	$ 13,157
Total provision	$130,240	$121,450	$107,850

A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:

	2003	2002	2001
Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of Federal income tax effect	3.8%	3.5%	3.9%
Other items, net	0.0%	(0.1%)	0.1%
Total	38.8%	38.4%	39.0%

Income taxes payable included net current deferred tax assets of $3.5 million and $6.5 million at January 31, 2004 and February 1, 2003, respectively.

Under a tax sharing arrangement with The Limited, which owned 84.2% of the outstanding Common Stock through May 19, 1998, the Company was responsible for and paid to The Limited its proportionate share of income taxes calculated upon its separate taxable income at the estimated annual effective tax rate for periods prior to May 19, 1998. In 2002, a final tax sharing payment was made to The Limited pursuant to an agreement to terminate the tax sharing agreement. As a result, the Company has been indemnified by The Limited for any federal, state or local taxes asserted with respect to The Limited for all periods prior to May 19, 1998. Amounts paid to The Limited totaled $1.4 million and $ 20 thousand in 2002 and 2001, respectively.

Amounts paid directly to taxing authorities were $113.0 million,

$82.3 million, and $94.3 million in 2003, 2002, and 2001, respectively.

The effect of temporary differences which give rise to deferred income tax assets (liabilities) was as follows (thousands):

	2003	2002
Deferred tax assets:		
Deferred compensation	$10,208	$ 8,182
Accrued expenses	5,736	6,724
Rent	4,125	1,523
Inventory	1,717	2,960
Other, net	–	124
Total deferred tax assets	$21,786	$19,513
Deferred tax liabilities:		
Property and equipment	$(28,396)	$(20,135)
Store supplies	(9,384)	(8,061)
Total deferred tax liabilities	(37,780)	(28,196)
Net deferred income tax liabilities	$(15,994)	$(8,683)

No valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

8. LONG-TERM DEBT The Company entered into a $250 million syndicated unsecured credit agreement (the "Credit Agreement") on November 14, 2002 to replace both a $150 million syndicated unsecured credit agreement and a separate $75 million facility for the issuance of trade letters of credit. The primary purposes of the Credit Agreement are for trade and stand-by letters of credit and working capital. The Credit Agreement is due to expire on November 14, 2005. The Credit Agreement has several borrowing options, including interest rates that are based on the agent bank's "Alternate Base Rate," or a LIBO Rate. Facility fees payable under the Credit Agreement are based on the Company's ratio (the "leverage ratio") of the sum of total debt plus 800% of forward minimum rent commitments to consolidated EBITDAR for the trailing four-fiscal-quarter period and currently accrues at .225% of the committed amounts per annum. The Credit Agreement contains limitations on indebtedness, liens, sale-leaseback transactions, significant corporate changes including mergers and acquisitions with third parties, investments, restricted payments (including dividends and stock repurchases), hedging transactions and transactions with affiliates. The Credit Agreement also contains financial covenants requiring a minimum ratio, on a consolidated basis, of EBITDAR for the trailing four-fiscal-quarter period to the sum of interest expense and minimum rent for such period, as well as a maximum leverage ratio. Letters of credit totaling approximately $42.8 million and $41.8 million were outstanding under the Credit Agreement at January 31, 2004 and at February 1, 2003. No borrowings were outstanding under the Credit Agreement at January 31, 2004 or February 1, 2003.

9. RELATED PARTY TRANSACTIONS Shahid & Company, Inc. has provided advertising and design services for the Company since 1995. Sam N. Shahid Jr., who serves on A&F's Board of Directors, has been President and Creative Director of Shahid & Company, Inc. since 1993. Fees paid to Shahid & Company, Inc. for services provided during the 2003, 2002 and 2001 fiscal years were approximately $2.0 million, $1.9 million and $1.8 million, respectively. These amounts do not include reimbursements to Shahid & Company, Inc. for expenses incurred while performing these services.

On January 1, 2002, A&F loaned $4,953,833 to its Chairman, pursuant to the terms of a replacement promissory note, which provided that such amount was due and payable on December 31, 2002. The outstanding principal under the note did not bear interest as the net sales threshold, per the terms of the note, was met. This note was paid in full by the Chairman on December 31, 2002. This note constituted a replacement of, and substitute for, several promissory notes dated from November 17, 1999 through May 18, 2001.

10. STOCK OPTIONS AND RESTRICTED SHARES Under the Company's stock plans, associates and non-associate directors may be granted up to a total of 24.0 million restricted shares and options to purchase A&F's common stock at the market price on the date of grant. In 2003, associates of the Company were granted options covering approximately 552,000 shares, with a vesting period of four years. Options covering a total of 84,000 shares were granted to non-associate directors in 2003. Options covering 64,000 of these shares vest over four years. Options covering the remaining 20,000 shares vest on the first anniversary of the grant date. All options have a maximum term of ten years.

	Options Outstanding at January 31, 2004			Options Exercisable at January 31, 2004	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercisable Price
$8-$23	2,691,000	4.3	$13.50	1,618,000	$13.86
$23-$38	7,039,000	6.9	$26.50	3,094,000	$26.17
$38-$51	5,131,000	5.4	$43.54	1,479,000	$43.25
$8-$51	14,861,000	5.9	$30.03	6,191,000	$27.04

A summary of option activity for 2003, 2002 and 2001 follows:

2003	Number of Shares	Weighted-Average Option Price
Outstanding at beginning of year	16,059,000	$28.31
Granted	636,000	27.89
Exercised	(1,586,000)	12.39
Canceled	(248,000)	27.04
Outstanding at end of year	14,861,000	$30.03
Options exercisable at year-end	6,191,000	$27.04
2002		
Outstanding at beginning of year	12,961,000	$28.65
Granted	3,583,000	26.53
Exercised	(93,000)	16.44
Canceled	(392,000)	26.31
Outstanding at end of year	16,059,000	$28.31
Options exercisable at year-end	4,556,000	$19.10
2001		
Outstanding at beginning of year	12,994,000	$28.01
Granted	648,000	29.38
Exercised	(521,000)	15.00
Canceled	(160,000)	24.09
Outstanding at end of year	12,961,000	$28.65
Options exercisable at year-end	3,065,000	$18.49

A total of 78,000, 1,046,000 and 19,000 restricted shares were granted in 2003, 2002 and 2001, respectively, with a total market value at grant date of $2.1 million, $28.0 million and $.6 million, respectively. Of the restricted shares granted in 2002, 1,000,000 shares were awarded to the Company's Chairman, which become vested on December 31, 2008 provided the Chairman remains continuously employed by the Company through such date. The remaining restricted share grants generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years. The market value of restricted shares is being amortized as compensation expense over the vesting period, generally four to five years. Compensation expenses related to restricted share awards amounted to $5.3 million, $2.3 million and $3.9 million in 2003, 2002 and 2001, respectively.

11. RETIREMENT BENEFITS The Company maintains a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of associates' eligible annual compensation. The cost of these plans was $6.4 million in 2003, $5.6 million in 2002 and $3.9 million in 2001.

Effective February 2, 2003, the Company established a Supplemental Executive Retirement Plan (the "SERP") to provide additional retirement income to its Chairman. Subject to service requirements, the Chairman will receive a monthly prorated share of his final average compensation (as defined in the SERP) for life. The SERP has been actuarially valued by an independent third party and the expense associated with the SERP is being accrued over the stated term of the Amended and Restated Employment Agreement, dated as of January 30, 2003, between the Company and its Chairman.

12. CONTINGENCIES The Company is involved in a number of legal proceedings that arise out of, and are incidental to, the conduct of its business.

In 2003, five actions were filed under various states' laws on behalf of purported classes of employees and former employees of the Company alleging that the Company required its associates to wear and pay for a "uniform" in violation of applicable law. Two of the actions have been ordered coordinated. In each case, the plaintiff, on behalf of his or her purported class, seeks injunctive relief and unspecified amounts of economic and liquidated damages. For certain of the cases, the parties are in the process of discovery. In other cases, answers have been filed. In one case, the Company has filed a motion to dismiss and that motion is pending.

In 2003, an action was filed in which the plaintiff alleges that the "uniform," when purchased, drove associates' wages below the federal minimum wage. The complaint purports to state a collective action on behalf of all part-time associates nationwide under the Fair Labor Standards Act. The parties are in the process of discovery.

In 2003, two actions were filed on behalf of purported classes alleged to be discriminated against in hiring or employment decisions due to race and/or national origin. One of the actions was voluntarily dismissed. Additionally, the EEOC has undertaken an investigation into these allegations. The plaintiffs in the action seek, on behalf of their purported class, injunctive relief and unspecified amounts of economic, compensatory and punitive damages . The parties are in the process of discovery.

In each of 2003 and 2002, one action was filed against the Company involving overtime compensation. In each action, the plaintiffs, on behalf of their respective purported class, seek injunctive relief and unspecified amounts of economic and liquidated damages. The Company has filed a motion to dismiss in one of the cases and that motion is pending. In the other case, the parties are in the process of discovery.

The Company accrues amounts related to legal matters if reasonably estimable and reviews these amounts at least quarterly. The Company does not believe it is feasible to predict the outcome of these proceedings. The timing of the final resolution of these proceedings is also uncertain. Accordingly, the Company cannot estimate a range of potential loss, if any, for these legal proceedings.

The Company has standby letters of credit in the amount of $4.7 million that are set to expire during the third quarter of fiscal 2004. The beneficiary, a merchandise supplier, has the right to draw upon the standby letters of credit if the Company has authorized or filed a voluntary petition in bankruptcy. To date, the beneficiary has not drawn upon the standby letters of credit.

The Company enters into agreements with professional services firms, in the ordinary course of business and, in most agreements, indemnifies these firms from any harm. There is no financial impact on the Company related to these indemnification agreements.

13. PREFERRED STOCK PURCHASE RIGHTS On July 16, 1998, A&F's Board of Directors declared a dividend of .50 of a Series A Participating Cumulative Preferred Stock Purchase Right (Right) for each outstanding share of Class A Common Stock, par value $.01 per share (Common Stock), of A&F. The dividend was paid to shareholders of record on July 28, 1998. Shares of Common Stock issued after July 28, 1998 and prior to the Distribution Date described below will be issued with a Right attached. Under certain conditions, each whole Right may be exercised to purchase one one-thousandth of a share of Series A Participating Cumulative Preferred Stock at an initial exercise price of $250. The Rights initially will be attached to the shares of Common Stock. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of 10 business days after a public announcement that a person or group has acquired beneficial ownership of 20% or more of A&F's outstanding shares of Common Stock and become an "Acquiring Person" (Share Acquisition Date) or 10 business days (or such later date as the Board shall determine before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer which, if consummated, would result in a person or group beneficially owning 20% or more of A&F's outstanding Common Stock. The Rights are not exercisable until the Distribution Date.

In the event that any person becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person and certain affiliated persons) will be entitled to purchase, upon exercise of the Right, shares of Common Stock having a market value two times the exercise price of the Right. At any time after any person becomes an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares), A&F's Board of Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. In the event that, at any time following the Share Acquisition Date, A&F is involved in a merger or other business combination transaction in which A&F is not the surviving corporation, the Common Stock is exchanged for other securities or assets or 50% or more of the assets or earning power of A&F and its subsidiaries, taken as a whole, is sold or transferred, the holder of a Right will be entitled to buy, for the exercise price of the Rights, the number of shares of common stock of the other party to the business combination or sale which at the time of such transaction will have a market value of two times the exercise price of the Right.

The Rights, which do not have any voting rights, expire on July 16, 2008, and may be redeemed by A&F at a price of $.01 per whole Right at any time before a person becomes an Acquiring Person.

Rights holders have no rights as a shareholder of A&F, including the right to vote and to receive dividends.

14. SUBSEQUENT EVENTS On February 17, 2004, the Company announced that its Board of Directors voted to initiate a cash dividend, at an annual rate of $0.50 per share. The first quarterly payment, of $0.125 per share, was paid on March 30, 2004 to stockholders of record as of March 9, 2004.

15. QUARTERLY FINANCIAL DATA (UNAUDITED) Summarized quarterly financial results for 2003 and 2002 follow (thousands except per share amounts):

2003 Quarter	First	Second	Third	Fourth
Net sales	$346,722	$355,719	$444,979	$560,389
Gross income	128,188	144,333	183,865	261,012
Operating income	40,290	55,617	81,450	154,278
Net income	25,551	34,818	50,457	94,277
Net income per basic share	$.26	$.36	$.52	$.98
Net income per diluted share	$.26	$.35	$.51	$.96

2002 Quarter	First	Second	Third	Fourth
Net sales	$312,792	$329,154	$419,329	$534,482
Gross income	114,429	131,874	166,736	243,010
Operating income	36,987	49,570	76,432	149,628
Net income	23,289	31,141	47,687	92,818
Net income per basic share	$.24	$.32	$.49	$.95
Net income per diluted share	$.23	$.31	$.48	$.93

MARKET PRICE INFORMATION. A&F's Class A Common Stock is traded on the New York Stock Exchange under the symbol "ANF." The following is a summary of the high and low sales prices of A&F's Class A Common Stock as reported on the New York Stock Exchange for the 2003 and 2002 fiscal years:

	Sales Price	
	High	Low
2003 Fiscal Year		
4th Quarter	$29.82	$23.49
3rd Quarter	$31.47	$26.77
2nd Quarter	$32.80	$26.14
1st Quarter	$33.11	$26.98
2002 Fiscal Year		
4th Quarter	$27.90	$17.76
3rd Quarter	$25.18	$15.57
2nd Quarter	$33.00	$20.51
1st Quarter	$33.30	$23.04

A&F has not paid dividends on its shares of Class A Common Stock in the past. In February 2004, the Board of Directors voted to initiate a cash dividend, at an annual rate of $0.50 per share. The first quarterly dividend, of $0.125 per share, was paid on March 30 2004 to stockholders of record as of March 9, 2004.

On March 26, 2004, there were approximately 5,000 shareholders of record. However, when including active associates who participate in A&F's stock purchase plan, associates who own shares through A&F-sponsored retirement plans and others holding shares in broker accounts under street name, A&F estimates the shareholder base at approximately 52,000.


Life
=Art

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ABERCROMBIE & FITCH CO.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Abercrombie & Fitch Co. and its subsidiaries at January 31, 2004 and February 1, 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



Columbus, Ohio

February 17, 2004

Abercrombie & Fitch

CORPORATE INFORMATION

Abercrombie & Fitch
6301 Fitch Path, New Albany, Ohio 43054
(614) 283-6500
www.abercrombie.com

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled for
10:00 A.M., Thursday, May 20, 2004 at Abercrombie & Fitch Headquarters,
6301 Fitch Path, New Albany, Ohio 43054.

STOCK EXCHANGE LISTING

New York Stock Exchange (Trading Symbol "ANF"),
commonly listed in newspapers as AberFit.

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP, Columbus, Ohio

INVESTOR RELATIONS

For further information on Abercrombie & Fitch, additional copies of this report,
Form 10-K or other financial information, contact:
Investor Relations & Corporate Communications
Abercrombie & Fitch
P.O. Box 182168
Columbus, Ohio 43218
You may also contact us by sending an e-mail to Investor_Relations@abercrombie.com
or by visiting the Investor Relations section of A&F's Web site.

STOCK TRANSFER AGENT, REGISTRAR AND DIVIDEND AGENT

National City Bank, Corporate Trust Operations, Dept 5352
P.O. Box 92301, Cleveland, Ohio 44193.

ABERCROMBIE & FITCH

Initial Public Offering: September 26, 1996
Number of Associates: 30,200
Approximate Shareholder Base: 52,000

EXECUTIVE OFFICERS

MICHAEL S. JEFFRIES
Chairman and Chief Executive Officer

SETH R. JOHNSON
Executive Vice President - Chief Operating Officer

DIANE CHANG
Senior Vice President - Sourcing

CAROLE L. KERNER
Senior Vice President - General Merchandise Manager

DAVID L. LEINO
Senior Vice President - Stores

LESLEE K. O'NEILL
Senior Vice President - Planning and Allocation

SUSAN J. RILEY
Senior Vice President - Chief Financial Officer

BOARD OF DIRECTORS

MICHAEL S. JEFFRIES
Chairman and Chief Executive Officer

JAMES B. BACHMANN
Retired Columbus Managing Partner, Ernst & Young LLP

LAUREN J. BRISKY
Vice Chancellor for Administration and
Chief Financial Officer, Vanderbilt University

RUSSELL M. GERTMENIAN
Partner, Vorys, Sater, Seymour and Pease LLP

JOHN A. GOLDEN
President, John A. Golden Associates, Inc.

ARCHIE M. GRIFFIN
President and Chief Executive Officer,
The Ohio State University Alumni Association, Inc.

SETH R. JOHNSON
Executive Vice President - Chief Operating Officer

JOHN W. KESSLER
Chairman, The New Albany Company

EDWARD F. LIMATO
Co-President, International Creative Management, Inc.

SAMUEL N. SHAHID, JR.
President/Creative Director, Shahid & Company, Inc.







